10025764

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-67585

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TWG Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

175 West Jackson Boulevard, 11th Floor
(No. and Street)

Chicago (City) Illinois (State) 60604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald M. Spitzer (312) 356-2380
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

233 South Wacker Drive, Willis Tower (Address) Chicago (City) Illinois (State) 60606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
FEB 26 2010
Washington, DC
121

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald M. Spitzer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of TWG Securities, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Donald M Spitzer
Signature

FINOP
Title

Marilyn L. Jones
Notary Public

"OFFICIAL SEAL"
Marilyn L Jones
Notary Public, State of Illinois
Commission Expires 5/21/2011

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (Separately bound as per Rule 17a-5(e)(4))
- ☒ (n) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TWG Securities, Inc.

Financial Statements and Supplemental Information

Year Ended December 31, 2009

Contents

Report of Independent Registered Public Accounting Firm

The Stockholders
TWG Securities, Inc.

We have audited the accompanying statement of financial condition of TWG Securities, Inc. (the Company) as of December 31, 2009, and the related statements of income, changes in stockholders' equity, and cash flows for the year ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TWG Securities, Inc. at December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Commission Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

Chicago, Illinois
February 24, 2010

Report of Independent Registered Public Accounting Firm

The Stockholders
TWG Securities, Inc.

We have audited the accompanying statement of financial condition of TWG Securities, Inc. (the Company) as of December 31, 2009, and the related statements of income, changes in stockholders' equity, and cash flows for the year ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TWG Securities, Inc. at December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Commission Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

Chicago, Illinois
February 24, 2010

TWG Securities, Inc.

Statement of Financial Condition

December 31, 2009

Assets		
Cash and cash equivalents	$	169,668
Prepaid fee		3,417
Accrued interest		38
Total assets	$	173,123
Liabilities and stockholders' equity		
Liabilities:		
Audit fees	$	20,000
Deferred rent		1,715
Income taxes payable		23,213
Total liabilities		44,928
Stockholders' equity:		
Common stock, par value $.01 per share, 1,000 shares authorized, 100 shares issued and outstanding		1
Additional paid-in capital		5,099
Retained earnings		123,095
Total stockholders' equity		128,195
Total liabilities and stockholders' equity	$	173,123

See accompanying notes.

TWG Securities, Inc.

Statement of Income

Year Ended December 31, 2009

Revenues	
Consulting fees	$ 210,000
Investment income	788
Total revenues	210,788
Expenses	
Salaries	17,280
Licensing and registration	21,896
Audit fees	20,000
Rent	35,449
Legal fees	4,860
General and administrative	862
Total expenses	100,347
Income before income taxes	110,441
Income tax expense	31,247
Net income	$ 79,194

See accompanying notes.

TWG Securities, Inc.

Statement of Changes in Stockholders' Equity

Year Ended December 31, 2009

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Balance at January 1, 2009	$ 1	$ 5,099	$ 43,901	$ 49,001
Net income	–	–	79,194	79,194
Balance at December 31, 2009	$ 1	$ 5,099	$ 123,095	$ 128,195

See accompanying notes.

TWG Securities, Inc.

Statement of Cash Flows

Year Ended December 31, 2009

Operating activities	
Net income	$ 79,194
Adjustments to reconcile net income to net cash provided by operations:	
Changes in operating assets and liabilities:	
Prepaid fee	(2,729)
Accrued interest	79
Deferred rent	(191)
Income taxes payable	21,397
Net cash provided by operating activities	97,750
Net increase in cash	97,750
Cash and cash equivalents at beginning of year	71,918
Cash and cash equivalents at end of year	$ 169,668

See accompanying notes.

1. Organization and Operations

TWG Securities, Inc. (the Company), a Delaware corporation, is a registered broker-dealer with the Securities and Exchange Commission (SEC) and in all 50 states' securities commissions and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was incorporated on February 27, 2007, and became licensed with FINRA on September 11, 2007. As of December 31, 2009, the Company was jointly owned by Stephen W. Barrett (33.34%), Donald M. Spitzer (33.33%), and Kevin P. Diamond (33.33%). See Note 8, Subsequent Events, for further discussion and disclosure.

The Company serves as a brokerage agent for The Warranty Group, Inc. (TWG) and various other captive reinsurance companies in the sale of securities of such entities to a limited number of investors in offerings exempt from the registration requirements of the Securities Act of 1933. These are the sole activities of the Company.

Neither securities nor customer funds are received or held by the Company. In the majority of instances, the Company offers securities only to "accredited investors" as that term is defined under Rule 501(a) of Regulation D promulgated by the SEC under the Securities Act of 1933. The Company does not conduct any general solicitations or conduct any advertising, cold calling, or mass mailings.

During the year ended December 31, 2009, the Company conducted 39 securities transactions.

2. Significant Accounting Policies

Revenue Recognition

Consulting fees from securities offerings and related advisory fees are recorded as earned when received. All consulting fees are received from TWG pursuant to a consulting fee agreement (see Note 5).

Cash and Cash Equivalents

Cash and cash equivalents consist of short-term highly liquid investments with original maturities of less than three months at the time of purchase, including the Company's investment in money market funds. The carrying value of cash equivalents approximates fair value.

2. Significant Accounting Policies (continued)

Income Taxes

The Company files a federal income tax return and certain state and local tax returns.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known that could impact the amounts reported and disclosed herein.

Adoption of Recently Issued Accounting Pronouncements

Accounting Standards Codification

In June 2009, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162*, which became effective on July 1, 2009. The Accounting Standards Codification (ASC or Codification) reorganized existing U.S. accounting and reporting standards issued by the FASB and other related private sector standard setters into a single source of authoritative accounting principles. The Codification was developed to organize GAAP pronouncements for easier user access and is arranged by topic, subtopic, section, and paragraph, each of which is identified by a numerical designation. The Codification supersedes all existing U.S. accounting standards, and all other accounting literature not included in the Codification is considered nonauthoritative (other than SEC guidance for publicly traded companies). The Codification was effective on a prospective basis for reporting periods that end after September 15, 2009. Updates to the Codification are issued as Accounting Standards Updates (ASU). The adoption of the Codification changed the Company's references to GAAP accounting standards but did not impact the Company's financial statements.

2. Significant Accounting Policies (continued)

Subsequent Events

In May 2009, the FASB issued new guidance for accounting for subsequent events. This new guidance, which is included in the ASC Topic, *Subsequent Events,* provides guidance on the disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This guidance is consistent with existing auditing standards in defining subsequent events as events or transactions that occur after the balance sheet date but before the financial statements are issued or are available to be issued, but it also requires disclosure of the date through which subsequent events are evaluated. The new guidance was effective on a prospective basis for interim or annual periods ending after June 15, 2009. The adoption of the new guidance had no effect on the Company's financial statements. The Company has disclosed the date through which subsequent events are evaluated in Note 8, Subsequent Events.

Uncertainty in Income Taxes

In 2006, the FASB issued guidance related to the accounting for uncertainty in income taxes. This guidance, which is included in the ASC Topic, *Income Taxes,* sets forth criteria for recognition and measurement of tax positions taken or expected to be taken in a tax return. In addition, it requires that companies recognize the impact of a tax position if that position is "more likely than not" of being sustained on audit, based on the technical merits of the position. It also provides guidance on derecognition, classification, interest, penalties, accounting in interim periods, and disclosure. The guidance, as extended by amendments, was effective for the Company on January 1, 2009. The adoption of the provisions of this guidance did not have a material effect on the Company's financial statements. See Note 3, Income Taxes, for further discussion and disclosure.

3. Income Taxes

The Company files a federal and Illinois state tax return.

Current income tax expense consists of the following for the year ended December 31, 2009:

Income tax expense:		
Federal	$	25,008
State		6,239
Total tax expense	$	31,247

A reconciliation of the income tax expense based on the U.S. statutory corporate tax rate to the provision reported for the year ended December 31, 2009, is as follows:

Statutory tax rate	22.6%
State income taxes, net of federal benefit	5.7
Effective tax rate	28.3%

The Company does not have deferred tax assets and liabilities at December 31, 2009.

The Company paid $9,842 in federal and state income taxes during the year ended December 31, 2009.

4. Net Capital Requirements

The Company, registered as a fully disclosed "limited" broker-dealer selling securities in private placements with the SEC, is subject to a minimum net capital requirement pursuant to SEC Rule 15c3-1(a)(2)(vi) and SEC Rule 15c3-1(a)(1)(i) (the Rule) of the Securities and Exchange Act of 1934. The Company is required to maintain net capital equal to the greater of 6 2/3% of aggregate indebtedness or $5,000, as defined in the Rule. At December 31, 2009, the Company had net capital of $121,385, which was $116,385 in excess of its required net capital of $5,000. At December 31, 2009, the Company's percentage of aggregate indebtedness to net capital was 37%.

The Rule effectively restricts advances to affiliates or capital withdrawals.

5. Related-Party Transactions

The Company's owners are all full-time employees of TWG. TWG employees provide various management and administrative functions for the Company. At least monthly, TWG estimates the fair market value of the time and expenses incurred related to management and administrative functions by TWG and allocates those expenses to the Company. During the year ended December 31, 2009, the Company was allocated $17,280 of such expenses.

Also during the year ended December 31, 2009, the Company received reimbursement of $80,631 for certain legal expenses incurred on behalf of the Company by TWG. As discussed in Note 2, the Company receives consulting fees from TWG on a monthly basis based on a contractually agreed-upon amount. During the year ended December 31, 2009, the Company received $210,000 in consulting fees under this agreement.

Under the terms of a license fee agreement, the Company pays TWG a monthly payment of $3,240 to cover expenses related to rent for the operations. Under the terms of this license fee agreement, TWG waives the rent payment for certain months during the term of the agreement. The Company records rent expense pro rata over the term of the agreement and recognizes either prepaid or deferred rent based on the actual payments made.

6. Commitments and Contingencies

The Company leases office space under an operating lease agreement that was originally set to expire on June 30, 2010, but was extended through June 30, 2011. At December 31, 2009, minimum annual rental commitments payable to TWG are as a follows:

2010	$ 39,852
2011	20,412
Total	$ 60,264

7. Fidelity Bond

The Company maintains a $25,000 fidelity bond with Seabury & Smith, Inc.

8. Subsequent Events

As discussed in Note 2, the FASB issued subsequent events guidance that establishes general standards of accounting for and disclosure of subsequent events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. The Company has evaluated subsequent events for recognition or disclosure through the issuance date of these financial statements on February 24, 2010.

On February 8, 2010, the Company repurchased all of the outstanding stock owned by Stephen W. Barrett at a cost of $1,700, which represented the original cost of the shares of the stock issued to the stockholder. These shares will be retired and will not be reissued by the Company.

Supplemental Information

TWG Securities, Inc.

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2009

Computation of net capital:	
Stockholders' equity and total capital	$ 128,195
Less nonallowable assets:	
Prepaid fee	3,417
Less haircuts on securities:	
Money market fund	3,393
Net capital	121,385
Net capital requirement	
(greater of 6 2/3% of aggregate indebtedness or $5,000)	5,000
Excess net capital	$ 116,385
Aggregate indebtedness:	
Audit fees	$ 20,000
Deferred rent	1,715
Income taxes payable	23,213
Total aggregate indebtedness	$ 44,928
Percentage of aggregate indebtedness to net capital	37%

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2009, Part IIA FOCUS filing.

TWG Securities, Inc.

Statement Regarding Rule 15c3-3

December 31, 2009

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (K)(1) limited business (mutual funds and/or variable annuities only) exemption.

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Stockholders
TWG Securities, Inc.

In planning and performing our audit of the financial statements of TWG Securities, Inc. (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company including any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Chicago, Illinois
February 24, 2010

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

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FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

TWG Securities, Inc.
Year Ended December 31, 2009
With Report of Independent Registered Public
Accounting Firm

Ernst & Young LLP

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